Fact Sheet – consolidated financial data, Third quarter, Fiscal 2011

Infosys®

Statement of Comprehensive Income for three months ended,

(As per IFRS)

In ₹ crore, except share data

Particulars	December 31,		Growth (%)	Sep 30, 2010	Growth % in Q3 11 over Q2 11
	2010	2009			
Revenues	**7,106**	**5,741**	**23.8**	**6,947**	**2.3**
Cost of sales	4,063	3,263	24.5	3,971	2.3
Gross profit	**3,043**	**2,478**	**22.8**	**2,976**	**2.3**
Operational expenses:					
Selling and marketing expenses	*393*	*314*	*25.2*	*380*	*3.4*
Administrative expenses	*503*	*380*	*32.4*	*498*	*1.0*
Total operating expenses	**896**	**694**	**29.1**	**878**	**2.1**
Operating profit	**2,147**	**1,784**	**20.3**	**2,098**	**2.3**
Other income, net	290	230	26.1	267	8.6
Profit before income taxes	**2,437**	**2,014**	**21.0**	**2,365**	**3.0**
Income tax expense	657	455	44.4	628	4.6
Net profit	**1,780**	**1,559**	**14.2**	**1,737**	**2.5**
Earnings per equity share					
Basic (₹)	**31.15**	**27.33**	**14.0**	**30.41**	**2.4**
Diluted (₹)	**31.14**	**27.30**	**14.1**	**30.40**	**2.4**

Statement of Comprehensive Income for nine months ended,

(As per IFRS)

In ₹ Crore, except share data

Particulars	December 31,		Growth (%)	Year ended March 31, 2010
	2010	2009		
Revenues	**20,251**	**16,798**	**20.6**	**22,742**
Cost of sales	11,682	9,605	21.6	13,020
Gross profit	**8,569**	**7,193**	**19.1**	**9,722**
Operational expenses:				
Selling and marketing expenses	1,112	851	30.7	1,184
Administrative expenses	1,457	1,221	19.3	1,628
Total operating expenses	**2,569**	**2,072**	**24.0**	**2,812**
Operating profit	**6,000**	**5,121**	**17.2**	**6,910**
Other income, net*	796	738	7.9	990
Profit before income taxes	**6,796**	**5,859**	**16.0**	**7,900**
Income tax expense	1,791	1,240	44.4	1,681
Net profit	**5,005**	**4,619**	**8.4**	**6,219**
Earnings per equity share				
Basic (₹)	**87.62**	**81.00**	**8.2**	**109.02**
Diluted (₹)	**87.59**	**80.90**	**8.3**	**108.90**

* *In the fiscal year ended March 31, 2010, other income includes income from sale of investments in OnMobile systems Inc, USA of ₹48 Crores, net of taxes and transaction costs*

Fact Sheet – consolidated financial data, Third quarter, Fiscal 2011

Infosys®

Statement of comprehensive income for three months ended,

(As per IFRS)

In million dollars, except share data

Particulars	December 31, 2010	December 31, 2009	Growth (%)	Sep 30, 2010	Growth % in Q3 11 over Q2 11
Revenues	**1,585**	**1,232**	**28.7**	**1,496**	**6.0**
Cost of sales	906	700	29.4	855	6.0
Gross profit	**679**	**532**	**27.6**	**641**	**5.9**
Operational expenses:					
Selling and marketing expenses	*88*	*68*	*29.4*	*82*	*7.3*
Administrative expenses	*112*	*82*	*36.6*	*107*	*4.7*
Total operating expenses	**200**	**150**	**33.3**	**189**	**5.8**
Operating profit	**479**	**382**	**25.4**	**452**	**6.0**
Other income, net	65	50	30.0	57	14.0
Profit before income taxes	**544**	**432**	**25.9**	**509**	**6.9**
Income tax expense	147	98	50.0	135	8.9
Net profit	**397**	**334**	**18.9**	**374**	**6.1**
Earnings per equity share					
Basic ($)	**0.69**	**0.59**	**16.9**	**0.65**	**6.2**
Diluted ($)	**0.69**	**0.59**	**16.9**	**0.65**	**6.2**

Statement of comprehensive income for nine months ended,

(As per IFRS)

In million dollars, except share data

Particulars	December 31, 2010	December 31, 2009	Growth (%)	Year ended March 31, 2010
Revenues	**4,439**	**3,508**	**26.5**	**4,804**
Cost of sales	2,561	2,005	27.7	2,749
Gross profit	**1,878**	**1,503**	**24.9**	**2,055**
Operational expenses:				
Selling and marketing expenses	244	178	37.1	251
Administrative expenses	319	255	25.1	344
Total operating expenses	**563**	**433**	**30.0**	**595**
Operating profit	**1,315**	**1,070**	**22.9**	1,460
Other income, net*	175	154	13.6	209
Profit before income taxes	**1,490**	**1,224**	**21.7**	**1,669**
Income tax expense	393	260	51.2	356
Net profit	**1,097**	**964**	**13.8**	**1,313**
Earnings per equity share				
Basic ($)	**1.92**	**1.69**	**13.6**	**2.30**
Diluted ($)	**1.92**	**1.69**	**13.6**	**2.30**

* *In the fiscal year ended March 31, 2010, other income includes income from sale of investments in OnMobile systems Inc, USA of $11Million, net of taxes and transaction costs.*

Fact Sheet – consolidated financial data, Third quarter, Fiscal 2011

Infosys®

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			LTM	
	Dec 31, 2010	Sep 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
	%	%	%	%	%
North America	64.7	65.8	66.6	65.9	65.5
Europe	21.8	21.8	21.9	21.6	23.5
India	2.2	2.1	1.2	1.9	1.2
Rest of the world	11.3	10.3	10.3	10.6	9.8
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY SERVICE OFFERING					
	Quarter ended			LTM	
	Dec 31, 2010	Sep 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
	%	%	%	%	%
Services					
Application development and maintenance	38.1	39.1	42.3	39.3	41.7
Application development	*15.6*	*15.6*	*17.8*	*16.2*	*18.6*
Application maintenance	*22.5*	*23.5*	*24.5*	*23.1*	*23.1*
Business process management	5.6	5.6	5.9	5.8	6.0
Consulting services and package implementation	25.9	25.8	23.3	25.7	24.2
Infrastructure management	6.0	6.2	7.1	6.5	7.1
Product engineering services	2.6	2.5	2.4	2.2	2.4
System integration	5.6	5.7	4.1	5.1	4.0
Testing services	7.6	7.6	6.5	7.3	6.3
Others	3.3	3.3	4.5	3.3	4.3
Total services	**94.7**	**95.8**	**96.1**	**95.2**	**96.0**
Products	5.3	4.2	3.9	4.8	4.0
Total revenues	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY PROJECT TYPE*					
	Quarter ended			LTM	
	Dec 31, 2010	Sep 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
	%	%	%	%	%
Fixed price	41.2	39.9	38.3	39.9	38.2
Time & materials	58.8	60.1	61.7	60.1	61.8
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

** Excluding products*

Fact Sheet – consolidated financial data, Third quarter, Fiscal 2011

REVENUE BY INDUSTRY					
	Quarter ended			LTM	
	Dec 31, 2010	Sep 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
	%	%	%	%	%
Insurance, banking & financial	36.2	35.4	34.6	35.7	33.5
Insurance	*8.4*	*8.5*	*8.5*	*8.2*	*7.6*
Banking & financial services	*27.8*	*26.9*	*26.1*	*27.5*	*25.9*
Manufacturing	19.6	18.9	19.3	19.5	19.9
Retail	14.5	14.4	13.1	13.8	13.5
Telecom	12.5	13.3	16.2	13.7	16.5
Energy & Utilities	6.1	6.3	6.1	6.1	5.9
Transportation & logistics	1.8	1.8	1.8	1.8	2.2
Services	5.0	5.2	5.1	5.0	5.0
Others	4.3	4.7	3.8	4.4	3.5
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA					
	Quarter ended			Year ended	
	Dec 31, 2010	Sep 30, 2010	Dec 31, 2009	Mar 31, 2010	Mar 31, 2009
Number of clients					
Active	612	592	568	575	579
Added during the period	40	27	32	141	156
Accounting for > 5% of revenue	–	–	–	–	1
Number of million* dollar clients					
1 million dollar +	350	337	336	338	327
5 million dollar +	180	173	152	159	151
10 million dollar +	121	113	93	97	101
20 million dollar +	68	66	60	59	59
30 million dollar +	47	48	41	41	39
40 million dollar +	39	37	33	33	30
50 million dollar +	29	27	22	26	20
60 million dollar +	22	18	14	16	16
70 million dollar +	17	15	12	12	12
80 million dollar +	12	12	9	10	10
90 million dollar +	11	11	7	8	7
100 million dollar +	11	10	6	6	4
200 million dollar +	2	2	2	1	1
300 million dollar +	–	–	–	–	1
Client contribution to revenue					
Top client	4.6%	4.7%	4.7%	4.6%	6.9%
Top 5 clients	15.4%	15.8%	17.6%	16.4%	18.0%
Top 10 clients	25.7%	26.7%	27.5%	26.2%	27.7%
Repeat business	97.6%	98.4%	97.0%	97.3%	97.6%
Account receivables – LTM (in days)	62	63	57	59	62

LTM – Last Twelve Months
** LTM Revenues*

Fact Sheet – consolidated financial data, Third quarter, Fiscal 2011

Infosys®

EFFORT AND UTILIZATION					
	Quarter ended			LTM	
	Dec 31, 2010	Sep 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
	%	%	%	%	%
Effort					
Onsite	24.5	24.5	22.5	23.7	22.7
Offshore	75.5	75.5	77.5	76.3	77.3
Revenue					
Onsite	49.3	50.2	46.1	48.5	46.2
Offshore	50.7	49.8	53.9	51.5	53.8
Utilization					
Including trainees	72.6	74.3	68.8	72.4	67.7
Excluding trainees	80.7	81.2	76.2	79.5	73.7

PERSON MONTHS DATA					
	Quarter ended			LTM	
	Dec 31, 2010	Sep 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Billed – Onsite	63,259	61,396	46,925	2,27,520	1,81,529
– Offshore	1,95,042	1,89,043	1,62,055	7,33,662	6,18,775
TOTAL	**2,58,301**	**2,50,439**	**2,08,980**	**9,61,182**	**8,00,304**
Non Billable	61,864	57,834	65,234	2,47,761	2,85,867
Trainee	35,524	28,863	29,603	1,19,485	96,252
Sales & Support	20,102	19,765	16,803	74,282	68,737
TOTAL	**3,75,791**	**3,56,901**	**3,20,620**	**14,02,710**	**1,251,160**

CONSOLIDATED IT SERVICES										
	Quarter ended						LTM			
	Dec 31, 2010	Sequential growth%	Sep 30, 2010	Sequential growth %	Dec 31, 2009	Sequential growth %	Dec 31, 2010	Sequential growth %	Dec 31, 2009	Sequential growth %
	(person months)									
Onsite	59,991	2.3	58,650	11.4	46,686	5.1	2,20,454	22.1	1,80,521	(0.1)
Offshore	1,43,685	3.5	1,38,828	5.5	1,16,069	6.5	5,36,212	22.7	4,37,151	7.7
Total	**2,03,676**	**3.1**	**1,97,478**	**7.2**	**1,62,755**	**6.1**	**7,56,665**	**22.5**	**6,17,672**	**5.3**
	Revenue – ($ million)									
Onsite	763.68	3.7	736.40	14.9	565.25	7.2	2,732.83	28.5	2,126.78	(3.1)
Offshore	648.68	6.2	610.80	5.7	545.40	7.3	2,396.48	17.6	2,037.14	0.4
Total	**1,412.36**	**4.8**	**1,347.20**	**10.6**	**1,110.65**	**7.2**	**5,129.31**	**23.2**	**4,163.92**	**(1.4)**

Fact Sheet – consolidated financial data, Third quarter, Fiscal 2011

Infosys®

EMPLOYEE METRICS					
	Quarter ended			Year ended	
	Dec 31, 2010	Sep 30, 2010	Dec 31, 2009	Mar 31, 2010	Mar 31, 2009
Total employees	1,27,779	1,22,468	1,09,882	1,13,796	1,04,850
S/W professionals	1,21,144	1,15,972	1,03,476	1,06,864	97,349
Billable	1,03,617	99,667	89,086	93,254	86,306
Banking product group	5,721	5,178	4,345	4,730	2,349
Trainees	11,806	11,127	10,045	8,880	8,694
Sales & Support	6,635	6,496	6,406	6,932	7,501
Gross addition	11,067	14,264	8,719	27,639	28,231
- Of which lateral addition	5,212	4,138	1,420	4,895	5,796
Attrition	5,756	6,618	4,290	18,693	14,568
Net addition	5,311	7,646	4,429	8,946	13,663
Attrition % (LTM)*	17.5%	17.1%	11.6%	13.4%	11.1%

** Excluding subsidiaries*

EMPLOYEE METRICS – SUBSIDIARIES					
	Quarter ended			Year ended	
Total employees	Dec 31, 2010	Sep 30, 2010	Dec 31, 2009	Mar 31, 2010	Mar 31, 2009
Infosys BPO Limited – consolidated	17,978	18,560	16,874	17,932	17,080
Infosys Technologies (Australia) Pty. Limited – consolidated	509	443	346	362	341
Infosys Technologies (China) Company Limited	2,755	2,729	1,619	1,765	1,053
Infosys Consulting, Inc. – consolidated	679	654	567	594	304
Infosys Technologies, S.De R.L. De C. V., Mexico	473	454	311	346	221
Infosys Technologies (Sweden) AB	13	17	20	20	–
Infosys Tecnologia DO Brasil LTDA	165	133	47	89	–

INFRASTRUCTURE (as on Dec 31, 2010)					
	Completed		Work in progress		Land acquired during the Qtr. (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	42,94,728	28,905	–	–	5.20
Bhubaneswar	8,79,721	4,018	–	–	–
Chandigarh	12,26,033	6,089	–	–	–
Chennai	28,16,314	16,852	7,65,008	4,774	–
Gurgaon	96,406	1,168	52,860	170	–
Hyderabad	22,62,694	12,282	10,61,284	5,550	–
Jaipur	4,52,139	4,337	–	–	–
Mangalore	8,31,192	4,682	5,16,202	2,500	–
Mauritius	7,275	60	–	–	–
Mysore (including ILI)*	88,98,258	8,619	17,70,401	3,750	–
Pune	46,24,170	24,314	7,83,114	8,600	–
Thiruvananthapuram	4,15,625	3,131	1,96,060	1,975	–
Delhi	–	–	–	–	0.21
Total	**2,68,04,555**	**1,14,457**	**51,44,929**	**27,319**	**5.41**

**Infosys Leadership Institute*

Fact Sheet – consolidated financial data, Third quarter, Fiscal 2011

Infosys®

RUPEE DOLLAR RATE (₹)					
	Quarter ended			Year ended	
	Dec 31, 2010	Sep 30, 2010	Dec 31, 2009	Mar 31, 2010	Mar 31, 2009
Period closing rate	44.71	44.94	46.53	44.90	50.72
Period average rate	44.83	46.48	46.62	47.44	46.54

PERFORMANCE AS AGAINST GUIDANCE – IFRS			
For quarter ending Dec 31, 2010		**Guidance**	**Actual**
	Revenue (₹ crore)	6,884 – 6,953	7,106
	EPS (₹)	29.37 – 29.89	31.15

PERFORMANCE AS AGAINST GUIDANCE – IFRS				
For quarter ending Dec 31, 2010		**Guidance**	**Guidance restated for constant currency***	**Actual**
	Revenue (US $ million)	1,547 – 1,562	1,549 – 1,564	1,585
	Basic EPADS (US $)	0.66 – 0.67		0.69

**Currency rates:*

Currency	Rate assumed in guidance	Average rate for the quarter
GBP	1.58	1.58
EURO	1.36	1.36
AUD	0.97	0.99

SUBSIDIARIES PERFORMANCE (US $ Mn)								
	Quarter ended						Year ended	
	Dec 31, 2010		Sep 30, 2010		Dec 31, 2009		Mar 31, 2010	
	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income
Infosys BPO Limited – consolidated	83.52	12.26	79.72	10.33	72.94	9.83	293.38	50.75
Infosys Technologies (Australia) Pty. Limited	63.09	9.05	51.46	4.57	41.91	2.50	150.40	9.79
Infosys Consulting, Inc. – consolidated	53.97	7.66	46.81	5.27	25.98	0.99	98.65	23.26
Infosys Technologies (China) Company Limited	21.83	3.32	19.28	2.03	16.08	5.89	47.88	9.23
Infosys Technologies, S.de R.L. de C.V., Mexico	6.21	0.18	4.65	(0.76)	4.11	(0.02)	14.86	(0.10)
Infosys Technologies (Sweden) AB	0.55	0.02	0.72	0.03	0.69	0.02	2.22	0.07
Infosys Tecnologia DO Brasil LTDA	2.17	(1.14)	2.69	(0.47)	0.58	(0.53)	1.78	(1.61)
Infosys Public Services Inc	–	(0.01)	–	–	–	–	–	(0.03)

Constant Currency Reporting

Reported revenues	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11	Q2 11	Q3 11
Revenue ($ mn)	1,122	1,154	1,232	1,296	1,358	1,496	1,585
Sequential growth %	0.1	2.8	6.8	5.2	4.8	10.2	6.0
YoY growth %	(2.9)	(5.1)	5.2	15.6	21.0	29.6	28.7

Constant currency – Q o Q	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11	Q2 11	Q3 11
Revenue ($ mn)	1,100	1,136	1,221	1,307	1,374	1,485	1,566
Sequential growth (%)	(1.9)	1.2	5.8	6.1	6.0	9.3	4.7

Constant currency – Y o Y	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11	Q2 11	Q3 11
Revenue ($ mn)	1,186	1,177	1,194	1,253	1,354	1,501	1,588
YoY growth (%)	2.6	(3.2)	1.9	11.8	20.7	30.1	28.9

Notes:

Basis of computation

1. *Foreign exchange rates are as per FEDAI.*
2. *Average rates for major global currencies:*

Average rate of USD	Q1 10	Q2 10	Q3 10	Q4 10	FY 10	Q1 11	Q2 11	Q3 11
AUD	0.76	0.83	0.91	0.90	0.85	0.88	0.90	0.99
EURO	1.36	1.43	1.48	1.39	1.41	1.27	1.29	1.36
GBP	1.55	1.64	1.64	1.56	1.60	1.49	1.55	1.58

3. *Proportion of revenues from major global currencies:*

Revenue by currency (%)	Q1 10	Q2 10	Q3 10	Q4 10	FY 10	Q1 11	Q2 11	Q3 11
AUD	5.1	5.9	6.3	5.9	5.8	5.7	6.5	6.7
EURO	7.8	7.3	6.6	6.2	6.9	6.0	6.7	7.3
GBP	10.0	9.7	8.4	8.7	9.2	6.8	7.0	7.4

Fact Sheet – consolidated financial data, Third quarter, Fiscal 2011

Infosys®

Q3 2011

Geographical segment – growth

North America grew by 4.3 % sequentially; and 4.2 % in constant currency.

Europe grew by 6.3 % sequentially; and 3.7 % in constant currency.

Rest of the world grew by 16.1 % sequentially; and 9.7 % in constant currency.

Industry segment – growth

BFSI grew 8.3 % sequentially; and 7.1 % in constant currency.

Manufacturing grew by 9.8 % sequentially; and 8.6 % in constant currency.

Retail grew by 6.6 % sequentially; and 5.8 % in constant currency.

Telecom declined by 0.8% sequentially; and 3.9 % in constant currency.

Others grew by 2.0 % sequentially; and 1.3 % in constant currency

Q2 2011

Geographical segment – growth

North America grew by 7.5 % sequentially; and 7.5% in constant currency.

Europe grew by 18.1 % sequentially; and 15.6 % in constant currency.

Rest of the world grew by 6.8 % sequentially; and 4.7 % in constant currency.

Industry segment – growth

BFSI grew 8.0 % sequentially; and 7.4% in constant currency.

Manufacturing grew by 6.9 % sequentially; and 6.1% in constant currency.

Retail grew by 20.5 % sequentially; and 19.9 % in constant currency.

Telecom grew by 3.9 % sequentially; and 2.2 % in constant currency.

Others grew by 15.1% sequentially; and 14.7 % in constant currency